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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69687

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Apexus Capital LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

321 19th Street

(No. and Street)

Santa Monica	California	90402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, C.P.A.

(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel E Nagy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apexus Capital LLC_____ , as of December 31_____, 20 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COSTIN HARNONCOURT
COMM. 2320426
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Feb. 27, 2024

Daniel E. Nagy
Signature

President & CCO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd.. Suite 404. Tarzana. CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Apexus Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Apexus Capital, LLC as of December 31, 2020, the related statements of income. changes in member's equity. and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly. in all material respects, the financial position of Apexus Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Apexus Capital, LLC's management. My responsibility is to express an opinion on Apexus Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Apexus Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements. whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining. on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I. II. and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Apexus Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Apexus Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records. as applicable. and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion. Schedules I. II. and III are fairly stated. in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Apexus Capital, LLC's auditor since 2016.
Tarzana, California
February 8, 2021

Apexus Capital LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	254,810
Marketable securities		750,505
Accounts Receivable		9,900
Receivable from clearing firm		9,396
Deposits with clearing firm		100,858
CRD balance		1,029
Prepaid Expenses		4,305
Software, net of amortization of $266		2,933
Total assets	$	1,133,736

Liabilities and Member's Equity

Accounts payable	$	250
Accrued Expenses		5,000
Marketable securities short positions		5,064
Accrued compensation		5,326
Total liabilities		15,640
Total member's equity		1,118,096
Total liabilities and member's equity	$	1,133,736

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Income
For the year ended December 31, 2020

Revenue
Commissions

Govt securities	$	200
Certificates of Deposit		930
Corporate fixed income securities		8,885
Municipal securities - taxable		5,325
Municipal securities		33,471
Clearing firm interest		1,329
Total commissions and clearing firm interest	$	50,140
Realized profits on marketable securities		390,157
Unrealized profit on marketable securities		1,571
Transaction Charges		113,500
Total Revenue	$	555,368

Expenses

Accounting/Audit	$	11,450
Automobile Expense		2,520
Occupancy		6,000
Clearing charges		65,507
Email and data storage		2,704
Employee compensation and benefits		90,552
Equipment expense		1,800
Insurance		2,740
Operating expenses		31,844
Professional fees		32,160
Software expense		8,966
Total expenses		256,243
Net Income (loss) before income taxes		299,125

Income tax Provision

Income Tax expense		800
Net Income (loss)	$	298,325

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

	Total Member's Equity
Beginning Balance January 1, 2019	$ 684,771
Net Income (loss)	298,325
Additional Capital	135,000
Capital Withdrawals	-
Ending Balance December 31, 2020	$ 1,118,096

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Cash Flows
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	298,325

Adjustments to reconcile net income to net cash provided by (used in)
operating activities:

Amortization		(34)
Unrealized profit on marketable securities		(1,571)

(increase) decrease in:

Accounts receivable		3,900
Clearing firm deposit account		(358)
Clearing firm receivable		(8,372)
CRD balance		(128)
Marketable securities		(297,744)
Other assets		280

Increase (decrease) in:		
Accounts payable and accrued expenses	$	6,219
Commissions payable		1,605
Total adjustments	$	(296,203)
Net cash provided (used) by operating activities:	$	2,122

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		135,000
Net cash provided by (used in) by financing activities:		135,000
Increase (decrease) in cash		137,122
Cash at beginning of year		117,688
Cash at end of year		254,810

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

APEXUS CAPITAL LLC

Notes to Financial Statements
December 31, 2020

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Apexus Capital LLC (the "Company") was formed in 2015 under the laws of Delaware as a Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully-disclosed basis through its clearing firm, AXOS Clearing LLC. The Company is authorized to engage in the following activities: a) broker or dealer retailing corporate securities; b) U.S. government securities broker or dealer; c) solicitor of time deposits in a financial institution; d) put and call broker - offering hedging strategies for convertible debt; e) trading securities for the Company's own account; f) private placement of securities and g) municipal securities dealer or broker. The Company will not hold customer funds or safekeep customer securities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs for valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability, in the absence of a principal market, is the most advantageous market value for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access;
- Level 2 inputs are recent transactions or other inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, or for comparable assets or liabilities, either directly or indirectly;
- Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions and evaluations about the inputs that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available based on the circumstances and may include the Company's own data.

Fair Value Measurement on a Recurring Basis as of December 31, 2020

Assets	Level 1	Level 2	Level 3	Total
Fixed Income Securities	$ 7,007	$743,498	-	$750,505

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is a wholly owned subsidiary of Apexus Capital Holding, Inc. ("Parent"). The company is subject to taxation in the U.S. and the State of California as a pass through entity to the Parent. The Company is subject to audit for the tax years 2016 through 2019. The Company is not subject to IRS or state examination prior to 2015.

Trades are recorded on a trade date basis with related commissions, trading profits and losses, and trade related expenses also recorded on a trade date basis.

The Company does not own fixed property or equipment. Software development expenses are amortized using 36 month straight line depreciation. Software Amortization for the year ended December 31, 2020 was $266.00.

Cash and equivalents include highly liquid investments or deposits in unrestricted accounts and with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may briefly exceed FDIC insurance limits. The Company maintains cash and highly liquid investments in a deposit account with its clearing firm, AXOS Clearing LLC. The firm's access to the amounts in the deposit account are restricted in accordance with the terms of the firm's clearing agreement. The Company has not experienced any losses in such accounts.

Securities owned are valued at Fair Value, as per FASB ASC 820, discussed above. The resulting differences between cost (unamortized) and fair market value are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 8, 2021, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities (as discussed above) in which counter-parties primarily include broker-dealers, investment advisors, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty and of each security held.

COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

The accompanying notes are an integral part of these financial statements.

Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to or from a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue, with detailed information about reportable segments:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that is required to be disclosed. It also includes any transaction where the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as principal, or from riskless principal transactions.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains or losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest/Dividend Income. This includes interest and/or dividends on securities held in the Firm inventory.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The Minimum Net Capital Requirement is the greater of 6 2/3 times Aggregate Indebtedness or $100,000. Net capital and aggregate indebtedness change day by day, and also intraday, but on December 31, 2020, the Company's net capital was $1,055,159 and Aggregate Indebtedness was $10,576. The Company's net capital exceeded its minimum net capital requirement of $100,000 by $955,159. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1, which is less than the 15:1 ceiling required.

Note 4: FIXED ASSETS

At December 31, 2020, the Company did not hold any fixed assets.

Note 5: LEASE OBLIGATIONS

The Company rents office space in Santa Monica, California on a month to month basis.

The accompanying notes are an integral part of these financial statements.

Note 6: RELATED PARTY

The Company has entered into an Expense Sharing Agreement with its parent, Apexus Capital Holding, Inc. The Company pays its Parent a fixed monthly amount for overhead expenses, including rent for office space in Santa Monica, CA, automobile expense, supplies, repairs and maintenance, telephone and internet, and software lease, maintenance and development and website maintenance and development.

During 2020, the Company paid to its Parent: $10,445.

Note 7: INCOME TAXES

Income for the limited liability Company is reported as income of the Parent for income tax purposes. Federal income taxes are not payable by or provided for the Company. The Parent is taxed on the Company's earnings. The Company is subject to a State of California $800 limited company annual tax.

The accompanying notes are an integral part of these financial statements.

APEXUS CAPITAL LLC

Statement of Net Capital
Schedule I
December 31, 2020

<u>AUDIT 12/31/2020</u>

Member's Equity, December 31, 2020	1,118,096
Subtract – Non-Allowable assets:	
Fixed Assets	-
Other Assets	18,167
Tentative Net Capital	1,099,929
Haircuts	44,770
NET CAPITAL	1,055,159
Minimum net capital	100,000
Excess net capital	955,159
Aggregate indebtedness	10,576
Ratio of aggregate indebtedness to net capital	0.01

There were no differences between the Audit for 12-31-20 and the FOCUS report for 12-31-20.

The accompanying notes are an integral part of these financial statements.

APEXUS CAPITAL LLC

December 31, 2020

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission, the Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III

Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Assertions Regarding Exemption Provisions

We, as members of management of Apexus Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met and will meet the identified exemption provision without exception throughout the period from January 1, 2020 through December 31, 2020.

Apexus Capital LLC.

By:

_____
Daniel E. Nagy, President & COO

2-8-21
_____
(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Apexus Capital, LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Apexus Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apexus Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Apexus Capital, LLC, stated that Apexus Capital, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Apexus Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Apexus Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 8, 2021